SECURITIES AND EXCHANGE COMMISSION


                            Washington, D.C. 20549


                                   FORM 6-K


                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For August 25, 2004


                         Andina Bottling Company, Inc.
                -----------------------------------------------
                (Translation of registrant's name into English)


                           Avenida Andres Bello 2687
                              Piso 20, Las Condes
                                   Santiago
                                     Chile
                -----------------------------------------------
                   (Address of principal executive offices)

                          Form 20-F [X] Form 40-F [ ]



          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



                                Yes [ ] No [X]

                 ANDINA BOTTLING COMPANY, INC. (THE "COMPANY")
                              REPORT ON FORM 6-K

TABLE OF CONTENTS

          1. Press release pertaining to the announcement of the Company execution of a franchising swap agreement with the Brazilian subsidiary of TCCC, Recofarma Industria do Amazonas Ltda, for an exchange of franchising rights, good and other assets of Recofarma Industria do Amazonas Ltda, by which acquires the franchise of the Nova Iguacu territory.

          2. Notice of material event pertaining the Board designation of a substitute to replace the General Manager in his temporal absence form August 13th to August 26th, 2004




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

                                                            (FREE TRANSLATION)

                                MATERIAL EVENT
                                --------------

CORPORATE NAME          :     EMBOTELLADORA ANDINA S.A.
SECURITIES REGISTRY     :     00124
TAXPAYER I.D. No.       :     91.144.000-8

According to stipulations provided by article 9, subparagraphs 2 and 3, and
Article 10 of the Securities Market Law No. 18,045; the provisions of Section II, section 2.2 of General Rule No. 30 of the Superintendency of Securities and Insurances of the Republic of Chile, the following material event is herein informed:

In reference to the Material Event reported to the market on April 30, 2004 by which we informed that Embotelladora Andina S.A. ("Andina") and The Coca-Cola Company ("TCCC") were discussing the future development of bottling business in Brazil, the following is set forth:

On August 10, 2004, Andina, through its subsidiary, Rio de Janeiro Refrescos Ltda. ("RJR") has subscribed a franchise swap agreement with the Brazilian subsidiary of TCCC, Recofarma Industria do Amazonas Ltda. ("KO") for an exchange of franchising rights, goods and other assets of RJR located in the territory of Governador Valadares in the state of Minas Gerais; for other franchising rights, goods and other assets of KO located in the territory of Nova Iguacu in the state of Rio de Janeiro, Brazil (which previously belonged to the Brazilian corporation Companhia Mineira de Refrescos S.A.)

The closing of this swap operation shall take place on August 28, 2004. Andina, through the above-mentioned subsidiary, will acquire the franchise for the "Nova Iguacu" territory with a surface of 852 (eight hundred and fifty-two) square kilometers and a population of 2.3 million inhabitants; which will generate improved operating synergies for Andina, due to the proximity with its current franchises and the smaller size of the territory.

In turn, the franchise that KO will receive in exchange corresponds to the Governador Valadares territory with a surface of 101,000 (one hundred and one thousand) square kilometers and a population of 2.6 million inhabitants.

Santiago, August 11, 2004

Jaime Garcia Rioseco
Chief Executive Officer
(signed) 0781-2004

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

                                MATERIAL EVENT
                                --------------

CORPORATE NAME          :     EMBOTELLADORA ANDINA S.A.
SECURITIES REGISTRY     :     00124
TAXPAYER I.D.           :     91.144.000-8

----------------------------------------------------------------------

The following Material Event is reported by Embotelladora Andina S.A. ("Andina") by virtue of the stipulations in Article 9 and subparagraphs 2 of
Article 10 of Law 18,045, and the provisions in Section II, paragraph 1 B of General Rule No. 30 of the Superintendency of Securities and Insurance:

From the 13th to the 26th of August 2004, the General Manager, Mr. Renato Ramirez Fernandez, will be absent from the company. During his absence, the Board of Directors has agreed that the Manager of the Division of Administration and Finance, Mr. Herman Vasquez Rovira will act as substitute General Manager during that period.

Santiago, August 13, 2004


Pedro Pellegrini Ripamonti
Corporate Legal Manager
Embotelladora Andina S.A.

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



EMBOTELLADORA ANDINA S.A.



                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.


                                       EMBOTELLADORA ANDINA S.A.

                                       By: /s/ Osvaldo Garay
                                           -----------------------
                                           Osvaldo Garay
                                           Chief Financial Officer


Dated: August 25, 2004


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